SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 3)
Under the Securities Exchange Act of 1934

CTC MEDIA, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

12642X 10 6
(CUSIP Number)
Andrew J. Nussbaum DongJu Song Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, NY 10019 (212) 403-1000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 20, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

CUSIP No.12642X 10 6	13D	Page 2 of 8 Pages
1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Telcrest Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	a)	□
b)	□
3	SEC USE ONLY

4	SOURCE OF FUNDS* (SEE INSTRUCTIONS)
AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	□
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of Cyprus
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
39,548,896
8	SHARED VOTING POWER
0
9	SOLE DISPOSITIVE POWER
39,548,896
10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
39,548,896
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)*	□
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.3%(1)
14	TYPE OF REPORTING PERSON*
HC

 (1) Based on 156,103,854 shares of common stock, par value $0.01 per share ("Common Stock"), issued and outstanding as of July 29, 2015,as reported by the Issuer in its most recent quarterly report on Form 10-Q filed on August 8, 2015.

This Amendment No. 3 (this "Amendment") is being filed by the undersigned and amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission (the "SEC") on June 10, 2011 and amended on September 10, 2012 and March 26, 2014 (as so amended, the "Statement"), and is being filed on behalf of the undersigned to reflect certain changes in the ownership of shares of Telcrest Investments Limited, which in turn holds shares of CTC Media, Inc.
Item 2. Identity and Background

The response to Item 2 in the Statement is hereby amended to add the following:
In connection with the transactions described in Item 4 below, Telcrest understands that Abros, Bank Rossiya and ABR are no longer Reporting Persons and accordingly this Schedule 13D is no longer subject to the Joint Filing Agreement dated March 2014.
Annex A of the Statement is hereby amended by replacing such annex in its entirety with the following:
Directors
Name	Principal Business Address	Name of Employer	Principal Occupation / Title	Citizenship
Neofytou, Angela	14 Michalakopoulou street, Demitas Tower, 3rd floor, flat 302, 1075 Nicosia, Cypru	Cypcodirect Limited	Lawyer	Cyprus
Kaskani, Theodora	14 Michalakopoulou street, Demitas Tower, 3rd floor, flat 302, 1075 Nicosia, Cyprus	Cypcodirect Limited	Secretary	Cyprus
Pentya, Alexander	7 liter A, Graftio str., St. Petersburg, Russia	CJSC "ABR Management"	Deputy of the General director	Russia

Item 4. Purpose of the Transaction

The response to Item 4 in the Statement is hereby amended to add the following:
On September 17, 2015, the shareholders agreement between the shareholders of Telcrest has been terminated and currently, there is no shareholders agreement between the shareholders of Telcrest in place.  On September 20, 2015, a wholly owned subsidiary of Abros, sold shares of Telcrest to a third party that is not controlled by Abros, Bank Rossiya or ABR.  In addition, Telcrest's Articles of Association were amended to, among other things, eliminate certain distinctions between its Class A and Class B shares and give both equal voting rights.  Finally, on September 23, 2015, Telcrest issued additional shares to another party that is not controlled by Abros, Bank Rossiya or ABR.  As a result of these transactions, no person beneficially owns a majority of Telcrest's voting interests or equity interests.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The response to Item 6 in the Statement is hereby amended to add the following:
In connection with the transactions described in Item 4 below, Telcrest understands that Abros, Bank Rossiya and ABR are no longer Reporting Persons and accordingly this Schedule 13D is no longer subject to the Joint Filing Agreement dated March 2014.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 24, 2015
TELCREST INVESTMENTS LIMITED

By:	/s/ Theodora Kaskani
Name: Theodora Kaskani Title: Director

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations
(see 18 U.S.C. 1001)